

Brian Yennie · 2nd

CTO | Founder | Engineer | Hardware | Clean Tech

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 The SMART Tire Company

Dartmouth College

Experience



Co-Founder
The SMART Tire Company
Sep 2020 – Present · 9 mos
Los Angeles Metropolitan Area



Senior Software Engineer
IDEX
Sep 2018 – Present · 2 yrs 9 mos

Building the leading decentralized cryptocurrency exchange

	**Decentralized cryptobanking and...**



Chief Celtics Fan
CelticsStrong
Aug 2018 – Present · 2 yrs 10 mos
Boston, MA

Owner/ operator of the #1 Boston Celtics fan forum



Co-Founder
Fanstreme
Jun 2016 – Present · 5 yrs
Greater Los Angeles Area

VP of Technology
Vesta Home (formerly Showroom)
Feb 2018 – Sep 2018 · 8 mos
Greater Los Angeles Area

Show 5 more experiences ⌄

Education



Dartmouth College
Mathematics and Computer Science
1998 – 1999



Carleton College
Mathematics and Computer Science
1997 – 1998



